UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53089

RAFINA INNOVATIONS INC.

(Exact name of registrant as specified in its charter)

123 West Nye Ln Street, Suite 129

Carson City Nevada 89706, USA

TEL: +30 6986689316

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

Preferred stock, par value $0.0001 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[_]
Rule 12h-3(b)(1)(i)	[_]
Rule 12h-3(b)(1)(ii)	[_]
Rule 15d-6	[_]
Rule 15d-22(b)	[_]

Approximate number of holders of record as of the certification or notice date:       87

Pursuant to the requirements of the Securities Exchange Act of 1934 Rafina Innovations Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

December 23, 2020

Rafina Innovations Inc.

By:	/s/ Paraskevi Pylarinou
Paraskevi Pylarinou CFO & Director